UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 Natus Medical Incorporated
(Exact name of registrant as specified in its charter)

Delaware	000-33001
(State or other jurisdiction of incorporation)	(Commission file number)

3150 Pleasant View Road, Middleton, WI	53562
(Address of principal executive offices)	(Zip code)
Drew Davies, 608-829-8500
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFP 240.13p-1) for the reporting period from January 1 to December 31, 2021.
[ ]	Rule 13q-a under the Securities Exchange Act (17CFP 240.13q-1) for the fiscal year ended

Introduction
This Conflict Minerals disclosure of Natus Medical Incorporated (“Natus Medical”, "Natus", "our", or "we") is for the reporting period from January 1, 2021 through December 31, 2021 and is in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), modified as described below. Please refer to Rule 13p-1, Form SD (collectively, the "Rule"), and Securities and Exchange Commission ("SEC") Release No. 34-67716 for definitions to the terms used in this Conflict Minerals disclosure, unless otherwise defined herein.

Natus offers medical equipment, software, supplies and services for the diagnosis, monitoring and treatment of impairments and disorders affecting newborns, the brain, nerves, muscles, balance, mobility and hearing. Natus products are used in hospitals, clinics and laboratories worldwide. Our broad product portfolio represents a heritage of innovation and leadership. We use our clinical expertise to support our customers' evolving needs with advanced products, continuing education and outstanding technical service. We provide product solutions for three end markets: Brian, Neural Pathways, and Sensory Nervous Systems. Some of our products contain small amounts of tin, tungsten, tantalum, and/or gold that are necessary to the functionality or production of those products. Natus does not purchase ore or unrefined tin, tungsten or gold from mines and instead relies on suppliers that provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry regarding the minerals contained in the materials that they supply to us.

Section 1 - Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure
Natus has evaluated its products that were manufactured during the calendar year ended December 31, 2021 (the “Reporting Period”), and has determined that certain of such products contain “conflict minerals,” which, for purposes of this Form SD, means columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives (collectively, “3TG Minerals”).

Natus has conducted a good faith reasonable country of origin inquiry regarding the origin of the 3TG Minerals necessary for the functionality or production of products manufactured, or contracted to be manufactured, by or for Natus. The reasonable country of origin inquiry consisted of a survey of suppliers of products that we contracted to manufacture and of parts or materials necessary for the functionality or production of products manufactured by Natus. As a purchaser, Natus believes it is several or more steps removed in the supply chain from the actual mining of and processing of 3TG Minerals that are in its products. Given the complexity of its supply chain, Natus relies on its suppliers to provide information pertinent to the origin of the 3TG Minerals contained in its products. A large number of Natus' direct and indirect suppliers are not subject to SEC disclosure requirements; therefore, its ability to obtain information responsive to the Rule’s requirements is subject to the cooperation of these suppliers.

For the 2021 reporting year, Natus surveyed its suppliers with a 37% response rate. Natus continues to tighten its scoping to reduce the number of surveyed suppliers.

Based on responses received, we determined that 3TG Minerals present in certain of our in-scope products may have originated in the Covered Countries and may not be from scrap or recycled sources. The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the SEC on April 7, 2017.
This Form SD is on our website at www.natus.com. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this report.

Item 1.02	Exhibit
None.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01	Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits
Item 3.01	Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATUS MEDICAL INCORPORATED

By:	/s/ B. Drew Davies	Dated: May 26, 2022
Executive Vice President and Chief Financial Officer